Mail Stop 3561

April 27, 2007

Robert Wang
President
Avani International Group, Inc.
108-2419 Bellevue Avenue
West Vancouver, B.C. V7V 4T4
Canada

> **Re:** **Avani International Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 2, 2007**
> **File No. 33-91432**

Dear Mr. Wang:

We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have filed your preliminary information statement on Schedule 14C under the EDGAR submission type PREM14C. PREM14C designates a preliminary proxy statement relating to a merger or an acquisition. However, from a description of the issues that have been voted upon, it appears that your information statement does not relate to a merger or an acquisition. When you file your revised preliminary information statement, please ensure that you designate the correct EDGAR submission type, PRER14C, or advise us.

2.   We note that you seek to increase your authorized capital stock and to be able to issue blank check preferred stock. Disclose whether you have any current plans, proposals, or arrangements to issue shares of common or preferred stock. For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements at this time. Further, please augment your disclosure to disclose that the increase in the number of authorized shares and the authorization of blank check preferred stock could have the effect of delaying or preventing a change of control.

Additional Information

3.   Please update the documents you have listed to incorporate by reference the annual report on Form 10-KSB for the fiscal year ended 12/31/06.

***

        As appropriate, please amend your filing and respond to our comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dan Luciano